Exhibit 99.7

LINUX GOLD CORP.
(the “Company”)

NEWS RELEASE

www.linuxgoldcorp.com
OTCBB: LNXGF

Linux Gold Completes Phase I Drilling on TY Gold Property, Bralorne Mining District, B.C.

For Immediate Release: August 18, 2003, Vancouver, B.C. – Linux Gold Corp. (LNXGF-OTC BB & GISBeX) announces that it has completed a phase I drill program on its TY gold property located in the Bralorne Mining District, British Columbia. Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987.

All four holes drilled have encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core will be split and assayed for gold and silver at Acme Labs in Vancouver, Canada. Soil sampling is also underway to ascertain the strike length and surface extent of the Beta zone. Based on drill results, a phase II, 3,000 foot diamond drilling program will be recommended to explore the western side of the Beta zone.

Previous drilling on the Beta Gold zone yielded significant gold and silver values. The best results were from hole 87-8, which intersected 15 feet of 0.93 ounces of gold per ton and 3.5 ounces of silver per ton between 65-80 feet from the surface – including a five foot intersection of 1.70 oz/ton gold and 5.86 oz/ton silver. Hole 87-9 hit ten feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton from 165 feet to 175 feet.

The Beta Gold zone remains open down dip to the west and is flanked by two other known gold zones. According to a 1987 report by Sampson Engineering, the Beta zone may host a hanging wall and footwall vein, which is typical of gold systems in the Bralorne District and many other vein-type gold camps such as the Motherlode system of California. The TY gold property is located 12 miles north of the Bralorne Pioneer Mine, which since its discovery produced 4.1 million ounces of gold, and was one of the richest gold mines in Western Canada.

About Linux Gold Corp.

Linux Gold Corp. has a 100% interest in two gold prospects in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson                                     Contact: John Robertson                  Tel 800-665-4616
President

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409     Toll Free: 800-665-4616     www.linuxgoldcorp.com